

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

<u>Via E-mail</u>
Jim Ennis
Chief Executive Officer
Beta Music Group, Inc.
160 East 65th Street
New York, NY 10065

> **Re: Beta Music Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed June 25, 2014**
> **File No. 000-53729**

Dear Mr. Ennis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note based on your disclosure in a Form 8-K filed on June 27, 2014 that you entered into a Share Exchange Agreement with Viewpon Holdings, Inc. In the share exchange you purchased all of Viewpon's outstanding capital stock in exchange for the issuance of up to 1,900,000 of your common stock. Please disclose how you plan to account for this transaction. With regard to this acquisition, tell us how you considered providing financial statements and pro forma financial statements in accordance Rule 8-04 and 8-05 of Regulation S-X.

<u>The Business, page 5</u>

2. We note that in December 2013 USave acquired from Viewpon Holdings the exclusive worldwide licensing rights to operate and sell services and products available on Viewpon's digital media platform. In this regard, please disclose the consideration paid for these licensing rights. Tell us how you accounted for the licensing rights. Refer to your basis in accounting literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant at (202) 551-3371 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director